FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2010

Commission File Number: 333-13580

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2010

I N D E X

FS-01 CONSOLIDATED BALANCE SHEETS, AT MARCH 31, 2010 & 2009

FS-02 CONSOLIDATED BALANCE SHEETS - BREAKDOWN OF MAIN CONCEPTS -

FS-03 CONSOLIDATED BALANCE SHEETS - OTHER CONCEPTS -

FS-04 CONSOLIDATED STATEMENTS OF INCOME FROM JANUARY 01 TO MARCH 31, 2010 & 2009

FS-05 CONSOLIDATED STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-06 CONSOLIDATED STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-07 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME FROM JANUARY 01 TO MARCH 31, 2010 & 2009

FS-08 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-09 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-12 DATA PER SHARE - CONSOLIDATED INFORMATION

FS-13 RATIOS - CONSOLIDATED INFORMATION

FS-14 STATE OF CASH FLOW (INDIRECT METHOD)

FS-15 STATE OF CASH FLOW (INDERECT METHOD) - BREAKDOWN OF MAIN CONCEPTS

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3a.- SHARE INVESTMENTS -SUBSIDIARIES-

ANNEX 3b.- SHARE INVESTMENTS -AFFILATES-

ANNEX 5.- CREDITS BREAKDOWN

ANNEX 6.- FOREING EXCHANGE MONETARY POSITION

ANNEX 7.- CALCULATION AND RESULT FROM MONETARY POSITION

ANNEX 8.- DEBT INSTRUMENTS

ANNEX 9.- PLANTS, - COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS-

ANNEX 10.- RAW MATERIALS

ANNEX 11a.- SALES DISTRIBUTION PRODUCT - SALES -

ANNEX 11b.- SALES DISTRIBUTION PRODUCT - FOREIGN SALES -

ANALYSIS OF PAID CAPITAL STOCK

ANNEX 13.- PROJECT INFORMATION

ANNEX 14.- TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

COMPLIANCE WITH THE REQUIREMENT ISSUED BY THE COMISION BANCARIA Y DE VALORES (BANKING AND SECURITIES COMMISSION)

GENERAL INFORMATION

BOARD OF DIRECTORS

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

AT MARCH 31, 2010 & 2009

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
s01	TOTAL ASSETS	164,942,714	100	189,909,740	100

s02	CURRENT ASSETS	41,978,971	25	57,492,912	30
s03	CASH AND SHORT-TERM INVESTMENTS	6,467,507	4	11,986,871	6
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	17,514,529	11	16,769,580	9
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	5,591,527	3	5,129,898	3
s06	INVENTORIES	1,360,177	1	1,740,960	1
s07	OTHER CURRENT ASSETS	11,045,231	7	21,865,603	12
s08	LONG - TERM	1,787,367	1	1,472,596	1
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	1,663,596	1	1,347,931	1
s11	OTHER INVESTMENTS	123,771	0	124,665	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	102,096,336	62	111,687,795	59
s13	LAND AND BUILDINGS	0	0	0	0
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	403,853,283	245	400,420,592	211
s15	OTHER EQUIPMENT	0	0	0	0
s16	ACCUMULATED DEPRECIATION	302,286,422	183	289,701,965	153
s17	CONSTRUCTIONS IN PROGRESS	529,475	0	969,168	1
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	2,253,529	1	2,389,284	1
s19	OTHER ASSETS	16,826,511	10	16,867,153	9

s20	TOTAL LIABILITIES	124,566,301	100	150,792,317	100

s21	CURRENT LIABILITIES	25,679,499	21	59,793,885	40
s22	SUPPLIERS	0	0	0	0
s23	BANK LOANS	3,737,803	3	23,967,407	16
s24	STOCK MARKET LOANS	0	0	14,015,115	9
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	2,295,845	2	1,960,348	1
s26	OTHER CURRENT LIABILITIES	19,645,851	16	19,851,015	13
s27	LONG - TERM LIABILITIES	80,155,227	64	70,718,364	47
s28	BANK LOANS	33,571,969	27	42,875,935	28
s29	STOCK MARKET LOANS	46,583,258	37	27,842,429	18
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	537,491	0	394,848	0
s32	OTHER NON CURRENT LIABILITIES	18,194,084	15	19,885,220	13

s33	CONSOLIDATED STOCKHOLDERS' EQUITY	40,376,413	100	39,117,423	100

s34	NON-CONTROLLING INTEREST	41,230	0	45,569	0
s35	CONTROLLING INTEREST	40,335,183	100	39,071,854	100
s36	CONTRIBUTED CAPITAL	9,019,971	22	9,113,733	23
s79	CAPITAL STOCK (NOMINAL)	9,019,971	22	9,113,733	23
s39	PREMIUM ON SALES OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	CAPITAL INCREASE (DECREASE)	31,315,212	78	29,958,121	77
s42	RETAINED EARNINGS AND CAPITAL RESERVE	30,934,127	77	29,435,644	75
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	381,085	1	522,477	1
s80	SHARES REPURCHASED	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
s03	CASH AND AVAILABLE INVESTMENTS	6,467,507	100	11,986,871	100
s46	CASH	1,121,120	17	1,471,756	12
s47	AVAILABLE INVESTMENTS	5,346,387	83	10,515,115	88

s07	OTHER CURRENT ASSETS	11,045,231	100	21,865,603	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	7,521,305	68	18,241,784	83
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	3,523,926	32	3,623,819	17

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	2,253,529	100	2,389,284	100
s48	AMORTIZED OR REDEEMED EXPENSES	1,353,967	60	1,395,111	58
s49	GOODWILL	0	0	0	0
s51	OTHERS	899,562	40	994,173	42

s19	OTHER ASSETS	16,826,511	100	16,867,153	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS FOR EMPLOYEES	15,084,416	90	14,213,543	84
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	1,742,095	10	2,653,610	16

s21	CURRENT LIABILITIES	25,679,499	100	59,793,885	100
s52	FOREIGN CURRENCY LIABILITIES	2,709,067	11	37,268,281	62
s53	MEXICAN PESOS LIABILITIES	22,970,432	89	22,525,604	38

s26	OTHER CURRENT LIABITIES	19,645,851	100	19,851,015	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	1,149,187	6	1,187,594	6
s89	INTEREST LIABILITIES	627,100	3	751,460	4
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	10,302,370	52	10,092,548	51
s105	BENEFITS FOR EMPLOYEES	7,567,194	39	7,819,413	39

s27	LONG-TERM LIABILITIES	80,155,227	100	70,718,364	100
s59	FOREIGN CURRENCY LIABILITIES	49,755,227	62	54,318,364	77
s60	MEXICAN PESOS LIABILITIES	30,400,000	38	16,400,000	23

s31	DEFERRED LIABILITIES	537,491	100	394,848	100
s65	GOODWILL	0	0	0	0
s67	OTHERS	537,491	100	394,848	100

s32	OTHER NON CURRENT LIABILITIES	18,194,084	100	19,885,220	100
s66	DEFERRED TAXES	14,443,469	79	15,465,005	78
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	3,750,615	21	4,420,215	22
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0

s79	CAPITAL STOCK	9,019,971	100	9,113,733	100
s37	CAPITAL STOCK (NOMINAL)	78,540	1	79,783	1
s38	RESTATEMENT OF CAPITAL STOCK	8,941,431	99	9,033,950	99

s42	RETAINED EARNINGS AND CAPITAL RESERVES	30,934,127	100	29,435,644	100
s93	LEGAL RESERVE	1,880,513	6	1,880,513	6
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	24,392,590	79	22,795,787	77
s45	NET INCOME FOR THE YEAR	4,661,024	15	4,759,344	16

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	381,085	100	522,477	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	240,108	63	229,389	44
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	322,121	85	452,297	87
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(181,144)	(48)	(159,209)	(30)
s100	OTHERS	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
s72	WORKING CAPITAL	16,299,472	(2,300,973)
s73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	84	91
s75	EMPLOYEES (*)	9,219	9,445
s76	WORKERS (*)	43,367	44,446
s77	OUTSTANDING SHARES (*)	18,190,885,360	18,478,644,060
s78	REPURCHASE OF OWN SHARER(*)	1,006,900	76,409,300
s101	RESTRICTED CASH	0	0
s102	DEBT WITH COST OF AFFILIATES NON CONSOLIDATED	0	0
	(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM JANUARY 01 TO MARCH 31, 2010 & 2009 -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	28,566,969	100	30,017,414	100
r02	COST OF SALES AND SERVICES	15,608,765	55	15,453,406	51
r03	GROSS INCOME	12,958,204	45	14,564,008	49
r04	OPERATING EXPENSES	5,251,026	18	4,946,755	16
r05	OPERATING INCOME	7,707,178	27	9,617,253	32
r08	OTHER EXPENSES AND INCOMES (NET)	152,332	1	(249,660)	0
r06	COMPREHENSIVE FINANCING COST	(1,158,393)	(4)	(2,393,851)	(8)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT BUSINESSES AND AFFILIATES	20,006	0	(1,112)	(0)
r48	NON-ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	6,721,123	24	6,972,630	23
r10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	2,060,349	7	2,212,635	7
r11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	4,660,774	16	4,759,995	16
r14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
r18	NET INCOME	4,660,774	16	4,759,995	16
r19	NET INCOME OF NON-CONTROLLING INTEREST	(250)	0	651	0
r20	NET INCOME OF CONTROLLING INTEREST	4,661,024	16	4,759,344	16

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	28,566,969	100	30,017,414	100
r21	DOMESTIC	27,264,293	95	28,745,693	96
r22	FOREIGN	1,302,676	5	1,271,721	4
r23	TRANSLATION INTO DOLLARS (***)	101,807	0	88,023	0

r08	OTHER EXPENSES AND INCOMES (NET)	152,332	100	(249,660)	100
r49	OTHER EXPENSES AND INCOMES (NET)	403,899	265	190,066	(76)
r34	EMPLOYEE PROFIT SHARING	535,440	351	661,755	(265)
r35	DEFERRED EMPLOYEE PROFIT SHARING	(283,873)	(186)	(222,029)	89

r06	COMPREHENSIVE FINANCING COST	(1,158,393)	100	(2,393,851)	100
r24	INTEREST EXPENSE	1,565,429	(135)	2,033,776	(85)
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCIAL COSTS	0	0	0	0
r26	INTEREST INCOME	111,293	(10)	208,298	(9)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	295,743	(26)	(568,373)	24
r28	RESULT FROM MONETARY POSITION	0	0	0	0

r10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	2,060,349	100	2,212,635	100
r32	INCOME TAX	2,481,717	120	2,645,963	120
r33	DEFERRED INCOME TAX	(421,368)	(20)	(433,328)	(20)

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
r36	TOTAL REVENUES	28,566,969	30,017,414
r37	TAX RESULT FOR THE YEAR	0	0
r38	OPERATING REVENUES (**)	117,649,767	123,000,619
r39	OPERATING INCOME (**)	32,453,984	38,730,548
r40	NET INCOME OF CONTROLLING INTEREST (**)	20,370,369	19,362,037
r41	NET INCOME (**)	20,369,762	19,363,738
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	4,223,624	4,273,348

(**)	INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- FROM JANUARY 01 TO MARCH 31, 2010 & 2009 -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	28,566,969	100	30,017,414	100
rt02	COST OF SALES AND SERVICES	15,608,765	55	15,453,406	51
rt03	GROSS INCOME	12,958,204	45	14,564,008	49
rt04	OPERATING EXPENSES	5,251,026	18	4,946,755	16
rt05	OPERATING INCOME	7,707,178	27	9,617,253	32
rt08	OTHER EXPENSES AND INCOMES (NET)	152,332	1	(249,660)	(1)
rt06	COMPREHENSIVE FINANCING COST	(1,158,393)	(4)	(2,393,851)	(8)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT BUSINESSES AND AFFILIATES	20,006	0	(1,112)	0
rt48	NON-ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	6,721,123	24	6,972,630	23
rt10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	2,060,349	7	2,212,635	7
rt11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	4,660,774	16	4,759,995	16
rt14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
rt18	NET INCOME	4,660,774	16	4,759,995	16
rt19	NET INCOME OF NON-CONTROLLING INTEREST	(250)	(0)	651	0
rt20	NET INCOME OF CONTROLLING INTEREST	4,661,024	16	4,759,344	16

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	28,566,969	100	30,017,414	100
rt21	DOMESTIC	27,264,293	95	28,745,693	96
rt22	FOREIGN	1,302,676	5	1,271,721	4
rt23	TRANSLATION INTO DOLLARS (***)	101,807	0	88,023	0

rt08	OTHER REVENUES AND (EXPENSES), NET	152,332	100	(249,660)	100
rt49	OTHER REVENUES AND (EXPENSES), NET	403,899	265	190,066	(76)
rt34	EMPLOYEE PROFIT SHARING	535,440	351	661,755	(265)
rt35	DEFERRED EMPLOYEE PROFIT SHARING	(283,873)	(186)	(222,029)	89

rt06	COMPREHENSIVE FINANCING COST	(1,158,393)	100	(2,393,851)	100
rt24	INTEREST EXPENSE	1,565,429	(135)	2,033,776	(85)
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCIAL COSTS	0	0	0	0
rt26	INTEREST INCOME	111,293	(10)	208,298	(9)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	295,743	(26)	(568,373)	24
rt28	RESULT FROM MONETARY POSITION	0	0	0	0

rt10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	2,060,349	100	2,212,635	100
rt32	INCOME TAX	2,481,717	120	2,645,963	120
rt33	DEFERRED INCOME TAX	(421,368)	(20)	(433,328)	(20)

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

--

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	4,223,624	4,273,348

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

DATA PER SHARE

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount		Amount
d01	BASIC INCOME PER ORDINARY SHARE (**)	$1.12		$1.05
d02	BASIC INCOME PER PREFERENT SHARE (**)	$0.00		$0.00
d03	DILUTED INCOME PER ORDINARY SHARE (**)	$0.00		$0.00
d04	INCOME (LOSS) FROM CONTINUOUS OPERATIONS PER ORDINARY SHARE (**)	$1.12		$1.05
d05	EFFECT OF DISCONTINUOUS OPERATIONS ON INCOME (LOSS) FROM CONTINUOS OPERATIONS PER ORDINARY SHARE (**)	$0.00		$0.00
d08	CARRYING VALUE PER SHARE	$2.22		$2.11
d09	ACUMULATED CASH DIVIDEND PER SHARE	$0.11		$0.10
d10	SHARE DIVIDENDS PER SHARE	0.00	shares	$0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	4.36	times	$5.08	times
d12	MARKET PRICE TO BASIC INCOME PER ORDINARY SHARE (**)	8.64	times	$10.20	times
d13	MARKET PRICE TO BASIC INCOME PER PREFERENT SHARE (**)	0.00	times	$0.00	times
(**) INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

RATIOS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD
p01	NET INCOME (LOSS) TO OPERATING REVENUES	16.32%		15.86%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	50.45%		49.50%
p03	NET INCOME TO TOTAL ASSETS ( **)	12.35%		10.20%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	10.00%		8.96%
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	0.00%		0.00%
	ACTIVITY
p06	OPERATING REVENUES TO TOTAL ASSETS (**)	0.71	times	0.65	times
p07	OPERATING REVENUES TO FIXED ASSETS (**)	1.15	times	1.10	times
p08	INVENTORIES ROTATION (**)	47.10	times	36.89	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	48.00	days	44.00	days
p10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	6.74%		6.90%
	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	75.52%		79.40%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	3.09	times	3.85	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	42.12%		60.74%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	78.51%		63.32%
p15	OPERATING INCOME (LOSS) TO INTEREST PAID	4.92	times	4.73	times
p16	OPERATING REVENUES TO TOTAL LIABILITIES (**)	0.94	times	0.82	times
	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.63	times	0.96	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.58	times	0.93	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.34	times	0.38	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	25.19%		20.05%
(**) INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF E	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
	OPERATION ACTIVITIES
e01	INCOME (LOST) BEFORE INCOME TAXES	6,721,123	6,972,630
e02	+(-) ITEMS NOT REQUIRING CASH	1,648,751	1,766,479
e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	4,358,942	4,469,668
e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	1,117,707	2,562,238
e05	CASH FLOWS BEFORE INCOME TAX	13,846,523	15,771,015
e06	CASH FLOW PROVIDED OR USED IN OPERATION	(733,371)	(1,842,686)
e07	NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES	13,113,152	13,928,329
	INVESTMENT ACTIVITIES
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	(2,772,588)	(3,879,484)
e09	CASH IN EXCESS (REQUIRED) TO BE APPLIED IN FINANCING ACTIVITIES	10,340,564	10,048,845

	FINANCING ACTIVITIES
e10	NET CASH FROM FINANCING ACTIVITIES	(18,252,825)	(4,198,537)
e11	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(7,912,261)	5,850,308
e12	TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS	0	0
e13	CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	14,379,768	6,136,563
e14	CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	6,467,507	11,986,871

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

BREAKDOWN OF MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF E	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
e02	+(-) ITEMS NOT REQUIRING CASH	1,648,751	1,766,479
e15	+ESTIMATES FOR THE PERIOD	3,023	4,894
e16	+PROVISIONS FOR THE PERIOD	1,645,728	1,754,765
e17	+(-) OTHER UNREALIZED ITEMS	0	6,820

e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	4,358,942	4,469,668
e18	+DEPRECIATION AND AMORTIZATION FOR THE PERIOD (*)	4,378,948	4,468,556
e19	(-)+GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+IMPAIRMENT LOSS	0	0
e21	(-)+EQUITY RESULTS OF ASSOCIATES AND JOINT VENTURES	(20,006)	1,112
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	0	0
e24	(-)+ OTHER ITEMS	0	0

e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	1,117,707	2,562,238
e25	+ACCRUED INTERESTS	1,565,428	2,033,776
e26	+(-) OTHER ITEMS	(447,721)	528,462

e06	CASH FLOW PROVIDED OR USED IN OPERATION	(733,371)	(1,842,686)
e27	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(1,213,937)	(819,138)
e28	+(-) DECREASE (INCREASE) IN INVENTORIES	183,471	27,610
e29	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE AND OTHER ASSETS	(576,829)	(926,462)
e30	+(-) INCREASE (DECREASE) IN SUPPLIERS	1,184,557	(1,655,318)
e31	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	2,505,815	4,232,158
e32	+(-) INCOME TAXES PAID OR RETURNED	(2,816,448)	(2,701,536)

e08	NET CASH FLOWS OF INVESTING ACTIVITIES	(2,772,588)	(3,879,484)
e33	- PERMANENT INVESTMENT IN SHARES	0	28,750
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	- INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT	(2,728,216)	(4,081,919)
e36	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e37	- INVESTMENT IN INTANGIBLE ASSETS	(1,874)	(1,917)
e38	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	- OTHER PERMANENT INVESTMENTS	0	0
e40	+ DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDENDS RECEIVED	0	0
e42	+ INTERESTS RECEIVED	0	0
e43	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+(-) OTHER ITEMS	(42,498)	175,602

e10	NET CASH FLOWS OF FINANCING ACTIVITIES	(18,252,825)	(4,198,537)
e45	+ BANK FINANCING	1,500,000	0
e46	+ STOCK MARKET FINANCING	0	0
e47	+ OTHER FINANCING	0	0
e48	(-) BANK FINANCING AMORTIZATION	(17,746,718)	(3,059,425)
e49	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
e50	(-) OTHER FINANCING AMORTIZATION	0	0
e51	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-) DIVIDENDS PAID	(2,047,288)	(1,807,644)
e53	+ PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	- INTEREST EXPENSE	(1,194,928)	(1,542,137)
e56	(-) REPURCHASE OF SHARES	(11,043)	(872,247)
e57	+(-) OTHER ITEMS	1,247,152	3,082,916

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM ACCOUNT R47 IT SHALL BE EXPLAINED IN NOTES

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Consolidated

Final printing

---Highlights First Quarter 2010

•         During the first quarter of 2010, revenues totaled 28.6 billion pesos, a decrease of 4.8% compared with the same period of the previous year. EBITDA (1) totaled 12.1 billion pesos, 14.2% lower than in 2009 and net income totaled 4.7 billion pesos, 2.1% lower than the first quarter of 2009.

•         At the end of March, we had 15.811 million lines, more than one-third are low-income lines, a decrease of 1.7 million lines compared with March 2009, (including lines that were at least 2 months behind on payments). TELMEX has 79.5% of fixed lines in Mexico, below the average of 85.3% for 35 countries worldwide included in the 2009 Bank of America/ Merrill Lynch Global Wireline Matrix.

•         Based on the February 2010 report from Teligen, the OECD’s price consultant, TELMEX’s prices are ranked 4th, 4th and 10th in residential low, medium and high consumption, respectively, among countries with the lowest prices. This is the result of TELMEX’s commercial policy of reducing prices for close to 20 years in real terms, which in turn has provided our customers with economic benefits derived from the operating and technical improvements that have been implemented.

•         The October 3, 2006, “Acuerdo de Convergencia,” (more than 3 years and 6 months ago) which was issued by the Federal Government through the Secretaría de Comunicaciones y Transportes, established the basis for the full convergence of telecommunications networks with the participation of all operators.  Unfortunately, the lack of technological convergence prevents delivering to customers the benefits of developing the information society with its better prices, more packaged services and increase in investments for the country in order to reach all Mexicans.  It is important to highlight that technological convergence has been implemented in nearly all countries worldwide.

•         During the first quarter, broadband Infinitum (ADSL) had a gain of 247 thousand services, bringing the total to 6.8 million customers, making Mexico one of the countries with the highest growth rates in the world with an annual average rate of more than 70% in the last four years, considerably higher than the average of less than 20% for the member countries of the OECD.

•         Additionally, the main limitation for higher broadband growth in the country is the lack of computers in homes, since 3 out of 4 homes do not have a computer. TELMEX, in spite of the lack of convergence and computer penetration in the Mexican market, continues to aggressively drive education and digital culture in Mexico, not only to contribute so the country does not fall behind in the era of knowledge, but also to incorporate state-of-the-art information technologies in our own operations.

•         Therefore, TELMEX proposed to make 2010 the year of “Driving Technological Innovation” and a program was implemented with the following actions:

–        Increase connectivity in the country.  TELMEX will increase Infinitum´s access speed while maintaining the quality, continuity and speed consistency that characterize this service and double the number of sites with WiFi Móvil Infinitum to reach 3,000 nationwide this year including airports, restaurants, hospitals, public parks, educational centers and shopping malls, among others.

–        Enhance information technologies. Inttelmex IT, the specialized Information Technologies Institute, has begun operations. For 2010 it has the objective of training more than 1,000 professionals in IT applications to innovate and produce solutions that help competitiveness for companies and domestic institutions.

–        Support Education and Digital Culture through the operation of 3,300 Bibliotecas Digitales TELMEX (TELMEX Digital Libraries) and 1,000 Aulas Digitales TELMEX (TELMEX Digital Classrooms) at year-end 2010.

•         Revenues in the first quarter totaled 28.6 billion pesos, a decrease of 4.8% compared with the same period of the previous year. Revenues related to data services increased 12.8%. Local, long distance and interconnection revenues decreased 9.4%, 20.6% and 9.9%, respectively.

•         In the quarter, EBITDA (1) totaled 12.1 billion pesos, producing a margin of 42.3%. Operating income totaled 7.7 billion pesos, with a margin of 27.0%.

•         Net income in the quarter totaled 4.7 billion pesos, down 2.1% from the first quarter of 2009. For the quarter, earnings per share were 26 Mexican cents, at the same level of the year-earlier period, and earnings per ADR (2) were 40 US cents, an increase of 11.1% compared with the first three months of 2009.

•         At March 31, 2010, total debt was the equivalent of 6.731 billion dollars. During the first three months of the year, TELMEX amortized debt equal to approximately 1.266 billion dollars, which included a 950 million dollar bond and a 250 million dollar syndicated loan. Total net debt (3) was equivalent to 6.212 billion dollars, 536 million dollars less than March 31, 2009.

•         Capital expenditures (Capex) were the equivalent of 159 million dollars in the first quarter. Of this investment, 65.3% was used for growth and infrastructure projects in the data business.

(1) EBITDA: defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor Relations section where you will find the reconciliation of EBITDA to operating income.

(2) One ADR represents 20 shares.

(3) Net debt is defined as total debt less cash and cash equivalents.

Relevant Event

TELMEX Annual Shareholders’ Meeting Resolutions

On March 24, 2010, TELMEX announced that the Board of Directors, at its meeting on that day, resolved to call for series "L" Special and Annual Shareholders' Meetings, to be held on April 29, 2010, in order to discuss, among other matters, the following proposals: to appoint the members of the Board of Directors pertaining to Series “L” shares; approval, as the case may be, of the Chief Executive Officer and Board of Director’s reports and the financial statements for fiscal year 2009,  and declaration of a cash dividend of P.0.50 Mexican pesos per outstanding share in four equal payments of P.0.1250 Mexican pesos per outstanding share, resulting from the net tax profit account. Dividend payments are proposed to be made in México on or after June 17, 2010, September 23, 2010, December 16, 2010, and March 24, 2011, respectively.

Operating Results

Lines and local traffic

At the end of March, we had 15.811 million lines, more than one-third are low-income lines, a decrease of 1.7 million lines compared with March 2009, (including lines that were at least 2 months behind on payments). TELMEX has 79.5% of fixed lines in Mexico, below the average of 85.3% for 35 countries worldwide included in the 2009 Bank of America/ Merrill Lynch Global Wireline Matrix.

During the quarter, local calls decreased 8.1% compared with the same period of 2009, totaling 4.821 billion local calls. Local traffic volume continues to be affected mainly by the increase in cellular telephony services, by the reduction in the number of lines and by competition from other operators and cable TV operators.

Long distance

In the first quarter, domestic long distance (DLD) traffic decreased 9.3% compared with the first quarter of 2009, totaling 4.482 billion minutes, due to the decrease in termination traffic with cellular telephony operators and long distance operators.

In the quarter, outgoing international long distance (ILD) traffic decreased 14.5% compared with the first quarter of 2009, totaling 321 million minutes. The decline reflected a decrease in traffic from mobile operators and the reduction in traffic of our customers. Incoming international long distance traffic increased 28.6% compared with the first quarter of 2009, totaling 1.885 billion minutes. The incoming-outgoing ratio was 5.9 times.

Interconnection

In the first quarter, interconnection traffic totaled 10.596 billion minutes, 0.7% lower than the same quarter of 2009, mainly due to the decrease of 3.6% in calling party pays traffic. Interconnection traffic with local, long distance and cellular telephony operators was flat compared with 2009’s first quarter.

Internet access

During the first quarter, broadband Infinitum (ADSL) had a gain of 247 thousand services, bringing the total to 6.8 million customers, making Mexico one of the countries with the highest growth rates in the world with an annual average rate of more than 70% in the last four years, considerably higher than the average of less than 20% for the member countries of the OECD.

For our residential and commercial customers, TELMEX has designed multi-service packages which include access to broadband Infinitum services and different voice services that adjust to our customers’ interests and needs so they obtain the best conditions and prices of our services.

Financial Results

The following financial information for 2010 and 2009 is presented in nominal pesos, according to Mexican Financial Reporting Standards.

Revenues: In the first quarter, revenues totaled 28.6 billion pesos, a decrease of 4.8% compared with the same period of the previous year. Revenues related to data services increased 12.8%, and local, long distance and interconnection revenues decreased 9.4%, 20.6% and 9.9%, respectively.

  Local: Local service revenues totaled 10.462 billion pesos in the quarter, a decrease of 9.4% compared with the first quarter of 2009, due to decreases of 8.7% in revenue per local billed call and 8.1% in local traffic volume.

  DLD: DLD revenues totaled 3.104 billion pesos, 16.5% lower than in January to March of 2009, due to the 9.3% decrease in traffic and the 7.9% decline in average revenue per minute, which in part was due to higher penetration of multi-service packages that include domestic long distance service.

  ILD: ILD revenues totaled 1.439 billion pesos in the quarter, a decrease of 28.4% compared with the same quarter of the previous year. Contributing factors included the 14.5% decrease in outgoing traffic and the 14.0% decrease in average revenue per minute. Incoming international long distance traffic revenues totaled 608 million pesos, a decrease of 30.8% compared with the first quarter of the previous year, due to the decline of 46.2% in average revenue per minute resulting from the revaluation of the Mexican peso and the increase of 28.6% in incoming traffic.

  Interconnection: In the quarter, interconnection revenues decreased 9.9% to 3.754 billion pesos compared with the first quarter of 2009, due to the 3.6% decline in calling party pays services and the decrease of 6.7% in average revenue of these services.

  Data: Data revenues are comprised mainly of Internet access services and services related to corporate customers’ Virtual Private Networks. Revenues from data services in the quarter were 8.019 billion pesos, 12.8% higher compared with the first quarter of 2009 due to the increase of 20.8% in Internet access services and the integration of value-added services to our portfolio of products and services for the corporate market.

Costs and expenses: In the first quarter of 2010, total costs and expenses were 20.860 billion pesos, 2.3% higher than the same period of the previous year, mainly due to higher costs of equipment and services for customer sales and the increase in the reserve for uncollectables, partially offset by lower interconnection costs resulting from the decrease of 8.3% in the amount paid to cellular telephony operators for calling party pays services and by initiatives to optimize resource use.

  Cost of sales and services: In the quarter, cost of sales and services increased 7.9% compared with the same period of 2009, totaling 8.621 billion pesos, due to higher costs related to products and services for corporate customers and computer sales at Tiendas TELMEX (TELMEX Stores).

  Commercial, administrative and general: In the period from January to March 2010, commercial, administrative and general expenses totaled 5.251 billion pesos, 6.1% higher than the same period a year ago, mainly due to an increase in the reserve for uncollectables primarily from bad accounts from some telecommunications operators.

  Interconnection: Interconnection costs were 2.609 billion pesos, a decrease of 12.6% compared with the first quarter of 2009 due to the 8.3% decrease in the amount paid to cellular telephony operators for calling party pays services and the decrease in calling party pays traffic.

  Depreciation and amortization: In the quarter, depreciation and amortization decreased 2.2% compared with the same period of 2009, to 4.379 billion pesos, as a result of lower amounts of investments in recent years.

EBITDA (1) and operating income: EBITDA (1) totaled 12.086 billion pesos in the first quarter of 2010, a decrease of 14.2% compared with the same period of the prior year. The EBITDA margin was 42.3%. Operating income totaled 7.707 billion pesos in the first quarter and the operating margin was 27.0%.

Financing cost: In the first quarter of the year, financing cost produced a charge of 1.158 billion pesos. This was a result of: i) a net interest charge of 1.454 billion pesos, which includes debt reduction and the recognition of the market value of interest rate swaps and ii) a net exchange gain of 296 million pesos from the first-quarter exchange rate appreciation of 0.5947 pesos per dollar, offset by 3.987 billion dollars in dollar-peso hedges at the end of March 2010.

Net income attributable to controlling interest: In the first quarter, net income attributable to controlling interest was 4.661 billion pesos, 2.1% lower than the same period of the previous year. Earnings per share were 26 Mexican cents, at the same level of the first quarter of 2009, and earnings per ADR (2) were 40 US cents, an increase of 11.1% compared with the same period of the previous year.

Investments and other uses of cash:  In the first quarter, capital expenditures (Capex) were the equivalent of 159 million dollars, of which 65.3% was used for growth and infrastructure projects in the data business.

Debt: Total debt at March 31, 2010, was the equivalent of 6.731 billion dollars, of which 95.5% is long-term, 45.0% has fixed rates considering interest rate swaps, and 60.8% is in foreign currency, equivalent to 4.091 billion dollars. To minimize risks from variations in the exchange rate, at March 31, 2010, we had dollar-peso hedges for 3.987 billion dollars.

In the first three months of the year, TELMEX realized debt payments for approximately 1.266 billion dollars, which included amortizations of 950 million dollars from a bond and 250 million dollars from a syndicated loan.

 Total net debt (3) decreased during the last 12 months the equivalent of 536 million dollars, bringing the total to 6.212 billion dollars.

Mexico Local and Long Distance Accounting Separation
Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting separation of the local and long distance services is presented below for the first quarter of 2010 and 2009.
Mexico Local Service Business
Income Statements
[ In millions of Mexican pesos ]
					%
		1Q2010		1Q2009	Inc.
Revenues
Access, rent and measured service	P.	10,369	P.	11,440	(9.4)
LADA interconnection		1,164		1,351	(13.8)
Interconnection with operators		391		440	(11.1)
Interconnection with cellular operators		2,461		2,775	(11.3)
Other		4,028		3,689	9.2
Total		18,413		19,695	(6.5)

Costs and expenses
Cost of sales and services		6,042		5,832	3.6
Commercial, administrative and general		4,529		4,540	(0.2)
Interconnection		1,602		1,812	(11.6)
Depreciation and amortization		2,359		2,671	(11.7)
Total		14,532		14,855	(2.2)

Operating income	P.	3,881	P.	4,840	(19.8)

EBITDA (1)	P.	6,240	P.	7,511	(16.9)

EBITDA margin (%)		33.9		38.1	(4.2)
Operating margin (%)		21.1		24.6	(3.5)

Mexico Long Distance Service Business
Income Statements
[ In millions of Mexican pesos ]
					%
		1Q2010		1Q2009	Inc.
Revenues
Domestic long distance	P.	3,647	P.	4,244	(14.1)
International long distance		1,443		1,961	(26.4)
Total		5,090		6,205	(18.0)

Costs and expenses
Cost of sales and services		1,185		1,451	(18.3)
Commercial, administrative and general		1,264		1,347	(6.2)
Interconnection to the local network		1,790		1,993	(10.2)
Depreciation and amortization		430		521	(17.5)
Total		4,669		5,312	(12.1)

Operating income	P.	421	P.	893	(52.9)

EBITDA (1)	P.	851	P.	1,414	(39.8)

EBITDA margin (%)		16.7		22.8	(6.1)
Operating margin (%)		8.3		14.4	(6.1)

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

(Figures in thousands of Mexican pesos)

RECOGNITION OF THE EFFECTS OF INFLATION

From January 1, 2008, Mexican FRS B-10 “Effects of Inflation”, replaced Mexican accounting Bulletin B-10 “Accounting Recognition of the Effects of Inflation on Financial Information”. Based on Mexican FRS B-10, the economic environments in Mexico in 2010 and 2009 have been qualified as non-inflationary, due to inflation in the preceding three fiscal years was 14.48% and 15.01%, respectively. Therefore, during 2010 and 2009 the effects of inflation on financial information of this period were not recognized, keeping the effects of inflation recognized up to December 31, 2007.

BALANCE SHEET

S 23 AND S 28 BANK LOANS

In this item are included the bank credits related to purchase programs to suppliers that have been traditionally reported in the suppliers' credits item of the Balance Sheet because long-term caption to suppliers does not exist in EMISNET.

                TELMEX entered into a syndicated loan agreement in 2004, which was restructured in 2005 and 2006 to improve the credit conditions and increase the total loan amount to 3 billion dollars divided in three tranches, the first one for 1.3 billion dollars with a three-year maturity, the second one for 1 billion dollars with a five-year maturity years and the third one for 700 million dollars with a seven- year maturity. In August 2009, TELMEX prepaid the total amount of the first tranche, which original maturity was scheduled for October 2009.

On June 30, 2006 Telmex entered into a syndicated loan agreement in the amount of 500 million dollars divided into two tranches of 250 million dollars each, with a four-year and six-year maturity, respectively.  In March 2010, TELMEX prepaid the total amount of the first tranche, which original maturity was scheduled for June 2010.

S 24  AND S 29 SENIOR NOTES

In the first quarter of 2005, TELMEX placed senior notes in the total amount of U.S.$1.75 billions divided into two issuances of U.S.$ 950 million and U.S.$ 800 million, respectively, the first one maturing in 2010 and bearing interest at 4.75% annual and the second one maturing in 2015 and bearing interest at 5.50% annual. Interests are payable semiannually.  In January 2010, TELMEX paid U.S.$950 million related to the maturity of the first issuance.

In January 2006, TELMEX placed abroad a senior note in the amount of Ps. 4,500,000 (nominal value), maturing in 2016 and bearing interest at 8.75% annual. Interests are payable semiannually.

                In November, 2009, TELMEX issued a bond for U.S.$500 million due 2019 with an annual interest of 5.5%, interests are payable semiannually.

                In December 2007, TELMEX obtained approval for a long-term domestic senior notes program in the amount of Ps.10,000,000 (nominal value). In April 2008, domestic senior notes were placed in the amount of Ps.1,600,000. In July 2009, two issuances of domestic senior notes were made under this program for a total amount of Ps.8,000,000.

                 In September 2009, TELMEX obtained approval for a dual program to issue short and long-term domestic senior notes in the total amount of P. 15,000,000. In November 2009, two issuances of domestic senior notes were made under this program for a total amount of Ps.6,000,000.

S 29  SENIOR NOTES (LONG-TERM)

 As of March 31, 2010 and 2009, this item rose to $ 46,583,258 and $ 27,842,429, respectively, and is comprised as follows:

	2010	2009
Domestic Senior Notes	Ps. 25,900,000	Ps. 11,900,000
Bonds	16,183,258	11,442,429
Global peso Senior Notes	Ps. 4,500,000	4,500,000

S 42  RETAINED EARNINGS AND CAPITAL RESERVES

On March 3, 2009 the Annual Ordinary Shareholders' Meeting approved to increase in Ps. 10,000,000, the funds authorized to repurchase its own shares, bringing the total maximum amount to Ps. $ 10,340,868.

From January through March 2010, the Company acquired 1.0 million L shares for Ps. 10,967 and 6,900 A shares for Ps. 76.

From January through March 2009, the Company acquired 76.0 million L shares for Ps 867,360 and 0.4 million A shares for Ps. 4,887.

The Company's repurchased shares are applied to unappropiated retained earnings, in the amount exceeding the portion of the capital stock, corresponding to the repurchased shares.

S 104 EMPLOYEES BENEFITS

                This item includes the projected net assets as of March 31, 2010 and 2009 pursuant to Mexican FRS D-3 “Employees Benefits”.

S 87 OTHERS

                In this item there are included the inventories for telephone plant operation, which are valued by the average cost method and up to December 31, 2007 were updated based on the specific index method which is similar to its replacement value, without exceeding their market value.

S 58 OTHER CURRENT LIABILITIES

As of March 31, 2010 and 2009, this item rose to Ps. 10,302,370 and Ps. 10,092,548 respectively and is comprised as follows:

	2010	2009
Accounts payable	Ps. 6,669,839	Ps. 7,136,120
Other accrued liabilities	2,669,679	1,219,269
Deferred credits	962.852	1,737,159

S 91 EMPLOYEE BENEFITS

                This item includes liabilities for deferred employee profit sharing and actuarial obligations for labor termination as of March 31, 2010 and 2009, pursuant to Mexican FRS D-3 and Bulletin D-3, respectively.

RATIOS

P 08  INVENTORY TURNOVER RATE-COST

EMISNET automatically calculates the inventory turnover rate by dividing the cost of sales and services (Ref. R 02) by the inventories for sale (Ref. S 06), affecting the actual inventory turnover rate.

RECLASIFICATIONS

Certain 2009 financial statements have been reclassified to conform with the presentation used for the year 2010.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 3a

SHARE INVESTMENTS SUBSIDIARIES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP %
Integración de Servicios TMX, S.A. de C.V.	Investments in all types of businesses	106,419,052,434	100.00
Aerocomunicaciones, S.A. de C.V.	Aeronautic radiocom. mobile serv.	128,234,600	100.00
Aerofrisco, S.A. de C.V.	Air Taxi services	7,230,624,600	100.00
Alquiladora de Casas, S.A. de C.V.	Real estate acquisition & leasing	686,001,490	100.00
Buscatel, S.A. de C.V.	Paging services	142,445	100.00
Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Real estate acquisition & leasing	1,034,000,000	100.00
Comertel Argos, S.A. de C.V.	Personnel services	6,000	100.00
Consorcio Red Uno, S.A. de C.V.	Design & integrated telecom. Services	279,634,377	100.00
Construcciones y Canalizaciones, S.A. de C.V.	Construction & maint. of telephone network	28,369,000	100.00
Empresa de Limpieza Mexicana, S.A. de C.V.	Cleaning Service Company	50	100.00
Fintel Holdings, L.L.C.	Investments in all types of businesses	1,490	100.00
Fuerza y Clima, S.A de C.V.	Air conditioning installation & maint.	4,925,000	100.00
Grupo Técnico de Administración, S.A. de C.V.	Management, consulting & org. Services	50,000	100.00
Impulsora Mexicana de Telecomunicaciones, S.A.	Network projects	4,602,225	100.00
Instituto Tecnológico de Teléfonos de México, S.C	Trainning & research services	1,000	100.00
Multicomunicación Integral, S.A. de C.V.	Trunking, installation & sales services	665,759	100.00
Operadora Mercantil, S.A. de C.V.	Marketing services	50,000	100.00
Renta de Equipo, S.A. de C.V.	Equipment, vehicles & real estate leasing	15,377,595,000	100.00
Servicios Administrativos Tecmarketing, SA de CV	Software development, sales & management	140,687,728	100.00
Tecmarketing, S.A. de C.V.	Telemarketing services	6,850,000	100.00
Telecomunicaciones Controladora de Servicios, S.A.	Investments in all types of businesses	138,839	100.00
Teleconstructora, S.A. de C.V.	Construction & maint. of telephone network	19,400,000	100.00
Teléfonos del Noroeste, S.A. de C.V.	Telecommunication services	110,000,000	100.00
Telmex Holdings, Inc.	Telecommunication services	1,000	100.00
Teninver, S.A. de C.V.	Investments in all types of businesses	835,796,722	100.00
Uninet, S.A. de C.V.	Data transmission services	65,837,647	100.00

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 3b

SHARE INVESTMENTS AFFILATES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP %	TOTAL AMOUNT (Thousands of Mexican Pesos)
				ACQUISITION COST	PRESENT VALUE
Grupo Telvista, S.A. de C.V.	Telemarketing in Mexico and USA	510,138,000	45.00	510,138	911,397
Centro Histórico de la Ciudad de México, SA de CV	Real estate services	16,004,000	12.79	80,020	101,442
2Wire, Inc.	Broadband Services	8,619,242	13.00	648,400	321,817
TM and MS, L.L.C.	Internet portal (Prodigy MSN)	1	50.00	29,621	167,409
Eidon Software, S.A. de C.V.	Software development	76,629,615	49.00	155,737	161,531
TOTAL INVESTMENT IN ASSOCIATES				1,423,916	1,663,596
OTHER PERMANENT INVESTMENTS					123,771
T O T A L				1,423,916	1,787,367

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 5

CREDITS BREAKDOWN

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

Credit Type / Institution	Foreign Institution	Signature date	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos						Amortization of Credits in Foreign Currency
					Time Interval						Time Interval
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more
BANKS
FOREIGN TRADE
EXPORT DEVELOPMENT C. (1)	Y	16/03/2006	22/07/2014	0.7844	0	0	0	0	0	0	87,088	87,088	154,856	135,537	96,763	15,871
MIZUHO CORPORATE BANK LTD (1)	Y	15/01/2007	10/03/2018	0.7907	0	0	0	0	0	0	394,697	394,697	789,395	789,395	789,395	2,326,556
NATIXIS (3)	Y	28/02/1986	31/03/2022	2.0000	0	0	0	0	0	0	15,736	9,217	24,953	24,913	24,953	105,459

SECURED DEBT
COMMERCIAL BANK
BANAMEX, S.A. (4)	N/A	22/02/2010	22/02/2011	5.3650	0	1,200,000	0	0	0	0	0	0	0	0	0	0
BANK OF AMERICA, N.A. (2)	Y	13/06/2008	13/06/2014	0.6415	0	0	0	0	0	0	0	0	0	0	373,920	249,280
BBV ARGENTARIA (6)	Y	12/02/2008	18/02/2014	0.5719	0	0	0	0	0	0	0	0	0	0	2,655,475	0
BBVA BANCOMER (4)	N/A	26/02/2010	28/02/2011	5.3650	0	1,300,000	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (2)	Y	30/06/2006	30/06/2012	0.5415	0	0	0	0	0	0	0	0	0	3,116,000	0	0

CITIBANK, N.A. (2)	Y	11/08/2006	20/10/2011	0.5415	0	0	0	0	0	0	0	0	12,464,000	0	0	0
CITIBANK, N.A. (2)	Y	11/08/2006	11/08/2013	0.6165	0	0	0	0	0	0	0	0	0	5,816,533	2,908,267	0
CISCO SYSTEMS (3)	Y	25/04/2007	30/09/2014	4.5000	0	0	0	0	0	0	211,888	37,392	249,280	224,352	199,424	37,392

OTHER
TOTAL BANKS					0	2,500,000	0	0	0	0	709,409	528,394	13,682,484	10,106,730	7,048,197	2,734,558

STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED DEBT
CERT. BURSAT TELMEX 02-4(3)	N/A	31/05/2002	31/05/2012	10.2000	0	0	0	300,000	0	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 06 (5)	N/A	21/09/2006	15/09/2011	4.9950	0	0	500,000	0	0	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 07 (3)	N/A	23/04/2007	16/03/2037	8.3600	0	0	0	0	0	5,000,000	0	0	0	0	0	0
CERT. BURSAT TELMEX 07-2 (4)	N/A	23/04/2007	16/04/2012	4.8150	0	0	0	4,500,000	0	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 08 (3)	N/A	21/04/2008	05/04/2018	8.2700	0	0	0	0	0	1,600,000	0	0	0	0	0	0
CERT. BURSAT TELMEX 09 (4)	N/A	10/07/2009	07/07/2011	5.6550	0	0	4,000,000	0	0	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 09-2 (4)	N/A	10/07/2009	04/07/2013	5.8650	0	0	0	0	4,000,000	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 09-3 (4)	N/A	03/11/2009	30/10/2014	5.8650	0	0	0	0	0	4,000,000	0	0	0	0	0	0
CERT. BURSAT TELMEX 09-4 (4)	N/A	03/11/2009	27/10/2016	6.1650	0	0	0	0	0	2,000,000	0	0	0	0	0	0
5 1/2 SENIOR NOTES (3)	Y	27/01/2005	27/01/2015	5.5000	0	0	0	0	0	0	0	0	0	0	0	9,951,258

5 1/2 SENIOR NOTES (3)	Y	12/11/2009	15/11/2019	5.5000	0	0	0	0	0	0	0	0	0	0	0	6,232,000
8 3/4 SENIOR NOTES PESOS (3)	N/A	31/01/2006	31/01/2016	8.7500	0	0	0	0	0	4,500,000	0	0	0	0	0	0

SECURED DEBT
PRIVATE PLACEMENTS
UNSECURED DEBT
SECURED DEBT
TOTAL STOCK EXCHANGE					0	0	4,500,000	4,800,000	4,000,000	17,100,000	0	0	0	0	0	16,183,258

SUPPLIERS
TOTAL SUPPLIERS

OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)
OTHER LOANS WITH COST	N/A				0	0	0	0	0	0	0	0	0	0	0	0
TOTAL OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)					0	0	0	0	0	0	0	0	0	0	0	0

OTHER CURRENT LIABILITIES WITHOUT COST (S26)
OTHER LIABILITIES WITHOUT COST (S26)		0	0	0.0000	19,645,851	0	0	0	0	0	0	0	0	0	0	0
TOTAL OTHER CURRENT LIABILITIES WITHOUT COST					19,645,851	0	0	0	0	0	0	0	0	0	0	0

TOTAL					19,645,851	2,500,000	4,500,000	4,800,000	4,000,000	17,100,000	709,409	528,394	13,682,484	10,106,730	7,048,197	18,917,816

Notes:

A.- Interest rates:

The credits breakdown is presented with an integrated rate as follows:

  6 months USD Libor rate plus margin

  3 months USD Libor rate plus margin

  Fixed Rate

  28 days TIIE rate plus margin

  91 days TIIE rate plus margin

  3 months JPY LIBOR plus margin

B.- The following rates were considered:

- Libor at 6 months in US dollars is equivalent to 0.4444 at March 31, 2010

- Libor at 3 months in US dollars is equivalent to 0.2915 at March 31, 2010

- TIIE at 28 days is equivalent to 4.9150 at March 31, 2010

- TIIE at 91 days is equivalent to 5.0150 at March 31, 2010

- Libor at 3 months in JPY is equivalent to 0.2419 at March 31, 2010

C.- The suppliers' Credits are reclassified to Bank Loans because in this document, Emisnet, Long-Term opening to Suppliers' does not exist.

D.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at March 31, 2010 were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (USD)	3,861,708	12.46
EURO (EUR)	12,175	16.86
JAPANNESE YEN (JPY)	19,891,200	0.13

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2010

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 6

  FOREIGN EXCHANGE MONETARY POSITION

  (Thousands of Mexican Pesos)

  Consolidated

  Final printing

  ---

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND PESOS
MONETARY ASSETS	131,669	1,641,119	0	0	1,641,119

LIABILITIES	3,979,749	49,603,594	229,517	2,860,700	52,464,294
SHORT-TERM LIABILITIES	215,350	2,684,120	2,002	24,947	2,709,067
LONG-TERM LIABILITIES	3,764,399	46,919,474	227,515	2,835,753	49,755,227

NET BALANCE	(3,848,080)	(47,962,475)	(229,517)	(2,860,700)	(50,823,175)

  Notes:

  Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period.

At the end of the quarter the exchange rates were as follows:

CURRENCY	E.R.
DOLLAR (USD)	12.46
EURO	16.86
JAPANESE YEN	0.13

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2010

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 7

  CALCULATION AND RESULT FROM MONETARY POSITION

  (Thousands of Mexican Pesos)

  Consolidated

  Final printing

  ---

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSETS) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY EFFECT (ASSET) LIABILITIES

JANUARY	0	0	0	0.00	0
FEBRUARY	0	0	0	0.00	0
MARCH	0	0	0	0.00	0
RESTATEMENT	0	0	0	0.00	0
CAPITALIZATION	0	0	0	0.00	0
FOREIGN CORP.	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					0

FIGURES FOR INFORMATION PURPOSES:
CAPITALIZED MONETARY GAIN

  Notes:

  Not applicable

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2010

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 8

  DEBT INSTRUMENTS

  Consolidated

  Final printing

  ---

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

  Part of the long-term debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the sale of assets, among others.

  A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of change of control of the Company, as defined in the related instruments. The definition of change of control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as Carso Global Telecom, S.A.B. de C.V. (TELMEX's controlling company) or its current stockholders continue to hold the majority of the Company's voting shares.

CURRENT SITUATION OF FINANCIAL LIMITED
At March 31, 2010, the Company has complied with such restrictive covenants.

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  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2010

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 9

  PLANTS, - COMMERCIAL, DISTRUBUTION AND/OR SERVICE CENTERS -

  Consolidated

  Final printing

  ---

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
NOT AVAILABLE

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2010

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 10

  RAW MATERIALS

  Consolidated

  Final printing

  ---

DOMESTIC	MAIN SUPPLIERS	IMPORT	MAIN SUPPLIERS	DOM. SUBST.	PRODUCTION COST (%)
NOT AVAILABLE

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2010

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 11a

  SALES DISTRIBUTION BY PRODUCT

  SALES

  (Thousands of Mexican Pesos)

  Consolidated

  Final printing

  ---

MAIN PRODUCTS	NET SALES		MARKET PART. (%)	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
LOCAL SERVICE	0	10,461,871	0.0
LONG DISTANCE SERVICE	0	3,803,704	0.0
INTERCONNECTION	0	3,754,129	0.0
CORPORATE NETWORKS	0	7,956,049	0.0
OTHERS	0	1,288,540	0.0
FOREIGN SALES
NET SETTLEMENT	0	608,235	0.0
LONG DISTANCE SERVICE	0	131,401	0.0
CORPORATE NETWORKS	0	62,874	0.0
OTHERS	0	500,166	0.0
TOTAL		28,566,969

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2010

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 11b

  SALES DISTRIBUTION BY PRODUCT

  FOREIGN SALES

  (Thousands of Mexican Pesos)

  Consolidated

  Final printing

  ---

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN TRADEMARKS
	VOLUME	AMOUNT			CUSTOMERS
EXPORT
NET SETTLEMENT	0	608,235
CORPORATE NETWORKS	0	41,565
OTHERS	0	5,450
FOREIGN SUBSIDIARIES
LONG DISTANCE SERVICE	0	131,401
CORPORATE NETWORKS	0	21,309
OTHERS	0	494,716
TOTAL		1,302,676

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2010

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANALYSIS OF PAID CAPITAL STOCK

  Consolidated

  Final printing

  ---

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousand pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUSCRIPTION	FIXED	VARIABLE
A	0.0043	0	392,308,487	0	0	392,308,487	1,706	0
AA	0.0043	0	8,114,596,082	0	8,114,596,082	0	35,035	0
L	0.0043	0	9,683,980,791	0	0	9,683,980,791	41,804	0
TOTAL			18,190,885,360	0	8,114,596,082	10,076,289,278	78,545	0

TOTAL NUMBER OF SHARES REPRESENTING CAPITAL STOCK ON THE REPORTING DATE OF THE INFORMATION:							18,190,885,360

NOTES: The nominal value per share is $0.0043175625 MXN

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2010

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 13

  PROJECT INFORMATION

  (Thousands of Mexican Pesos)

  Consolidated

  Final printing

  ---

ITEM	Thousand of Mexican Pesos
	1st. Quarter 10 Jan-Mar	% of Advance	Amount used 2010	Budget 2010	% of Advance

DATA	898,033	23.0	898,033	3,901,693	23.0
INTERNAL PLANT	221,755	92.1	221,755	240,681	92.1
NETWORKS	337,669	44.0	337,669	766,756	44.0
TRANSMISSION NETWORK	310,095	16.0	310,095	1,932,968	16.0
SYSTEMS	2,415	1.1	2,415	213,979	1.1
OTHERS	227,358	7.5	227,358	3,028,845	7.5
TELMEX USA	26,879	23.4	26,879	115,078	23.4

TOTAL INVESTMENT TELMEX MEXICO	2,024,204	19.8	2,024,204	10,200,000	19.8

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2010

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 14

  TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

  Consolidated

  Final printing

  ---

Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transactions. Foreign currency denominated monetary assets and liabilities are valued at the prevailing exchange rate at the balance sheet date. Exchange differences from the transaction date to the time foreign currency denominated monetary assets and liabilities are settled, as well as those arising from the translation of foreign currency denominated balances at the balance sheet date are charged or credited to results of operations.

Translation of financial statements of foreign subsidiary and affiliate

The financial statements of the foreign subsidiary and affiliate are either consolidated or accounted for based on the equity method, as the case may be, once the financial statements have been adjusted to conform to Mexican Financial Reporting Standards in the corresponding local currency, and are then translated to the reporting currency. All the assets and liabilities of our foreign subsidiary and affiliate are translated to Mexican pesos at the prevailing exchange rate at year-end.  Stockholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. Revenues, costs and expenses are translated at the historical exchange rate. Translation differences are recorded in stockholders’ equity in the line item “Effect of translation of foreign entities” under “Accumulated other comprehensive income items.”

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  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2010

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  COMPLIANCE WITH THE REQUIREMENT ISSUED BY THE COMISION BANCARIA Y DE VALORES (BANKING AND SECURITIES COMMISSION OF MEXICO)

  Consolidated

  Final printing

  ---

Derivative Instruments

As of March 31, 2010, Teléfonos de México, S.A.B. de C.V. (the “Company”) had cross currency swap agreements in the equivalent of U.S.$3,624 million, which have hedged the exchange rate and interest rate risks related to the bond with maturity in 2015 for a total amount of U.S.$ 800 million and loans with maturities from 2011 to 2019 for a total amount of U.S.$ 2,824 million. These hedges allowed us to fix the exchange rate of our debt on a weighted average exchange rate of $10.6206 Mexican pesos per US dollar, as well as to set a fixed rate of 8.57% for the bond maturing in 2015 and for other cases, an average interest rate of 28-day TIIE less a specified margin. During this quarter, cross currency swaps for U.S.$695 million and forward contracts for U.S.$245 million which hedged the bond that matured on January 2010, became due.

At the end of the first quarter, the Company had forward contracts for U.S.$363 million at a weighted average exchange rate of $12.8100 Mexican pesos per dollar.

Additionally, during the quarter interest rate swaps in Mexican pesos for Ps.$7,103 became due. At March 31, 2010 the Company had interest rate swaps in Mexican pesos for Ps.$16,649 million to hedge the floating rate risk in local currency fixing it at an average of 8.48%.

These transactions have been carried out based on the Company’s policies, strategies and guidelines that are explained below.

I. Qualitative and quantitative Information

i. Policies for using derivative instruments

Objective to enter into derivative transactions and selected instruments

With the purpose of reducing the risks related to the variations of exchange rate and interest rate, the Company uses derivative instruments associating the hedges with the debt. The derivative instruments that have been selected are, mainly:

  instruments for purchasing US dollars at a specified future time (forwards);

  instruments that involve the exchange of principal and interest from one currency to another (cross currency swaps); and

  instruments to fix the floating interest rates of the debt (interest rate swaps).

Hedge strategies

When the market conditions are favorable, the Company’s Management determines the amounts and goal parameters under which the hedge agreements are contracted. This strategy seeks to reduce the risk exposure of abnormal market fluctuations in the main variables that affect our debt, including exchange rate and interest rate, to maintain a solid and healthy financial structure.

These strategies of hedging financial risks are included in the Corporate Governance Guidelines adopted by the Company, and its application is authorized by the Audit Committee.

Trading markets and eligible counterparties

The financial institutions and counterparties with which the Company enters into such derivative instruments are considered to have a proven reputation and solvency in the market, which allows us to balance our risk positions with such counterparties. Also, the Company only uses derivative instruments that are of common use in the markets, and therefore, can be quoted by two or more financial institutions to assure the best conditions in the negotiation.

Policies for the appointment of calculation and valuation agents

Given that the Company uses derivative instruments of common use in the market, it appoints a third party that is responsible to provide the market price of such instruments. These prices are compared by the Company with the prices provided by the financial intermediaries; and, in certain transactions, the counterpart is able to act as valuation agent under the applicable documentation if it is a financial institution with a proven reputation.

Main terms and conditions of the agreements

It is a policy of the Company that the amount, date and interest rate conditions of the debt to be hedged, if possible, have to coincide with the terms of the hedges, that is usual for this type of transactions in the different markets where it operates. All the transactions with derivative instruments are made under the ISDA Master Agreement (International Swap Dealers Association) standardized and duly executed by the legal representatives of the Company and the financial institutions, and in the case of counterparts in México, pursuant to the uses and practices of the market in our country.

Margin policies, collaterals and lines of credit

In some cases, the Company has entered into an accessory agreement to the ISDA Master Agreement with the financial institutions, the Credit Support Annex, which sets forth an obligation to grant collaterals for margin calls in case the mark-to market value exceeds certain credit limits (threshold amount). The Company has the policy to keep a close watch of the volume of the transactions entered with each financial institution in order to avoid, if possible, any margin call.

Processes of levels of authorization required by type of negotiation

The strategy for hedging financial risks is discussed and approved by the Audit Committee. Subsequently, the Board of Directors is informed for its knowledge and ratification. The Treasury is in charge of its implementation and is supervised by the Company’s Chief Financial Officer.

Existence of an independent third party that reviews such processes

Both, the fulfillment of the Corporate Governance Guidelines and the measurement of effectiveness of the derivative instruments, to comply with the financial reporting standards, are discussed with the external auditors that validate the reasonable accounting application of the effect of such instruments in the income statement and the balance sheet.

ii. Generic description of the valuation techniques

As previously stated, derivative instruments are carried out by the Company only for hedging purposes. The measurement of the effectiveness of the hedges is made in a prospective and retrospective manner. For the prospective valuation, we use statistic techniques that allow us to measure in what proportion the change in the value of the hedged debt (primary position) is compensated by the change in the value of the derivative instrument. The retrospective valuation is made by comparing the historic results of the debt flows with the flows of the respective hedges.

iii. Internal and external liquidity sources to meet the requirements related to derivative instruments

It is estimated that the Company’s cash generation has been enough to service debt and the established derivative instruments to hedge the risks associated with such debt.

iv. Changes in the exposure to the main identified risks and its management

The identified risks are those related to the variations of the exchange rate and interest rate. Given the direct relationship between the hedged debt and the derivative instruments and that they do not have any variables that could affect or terminate the hedge in advance, the Company does not foresee any risk that such hedges could differ from the original purpose for which the hedges were contracted.

In the first quarter of 2010, it was recognized in the statement of income a net charge of Ps.$2,320 million for exchange rate hedges. In addition, it was recognized in the statement of income a net charge of Ps.$637 million a for interest rate hedges.

During the first quarter, there have not been any margin calls.

To date, there has not been any breach in the terms and conditions of the respective agreements.

v. Quantitative information

See TABLE 1 attached.

II. SENSITIVITY ANALYSIS

In the case of the Company, the sensitivity analysis does not apply for the derivative instruments, since they are only carried out for hedging purposes.

Derivative Instruments Summary
Figures in thousands of Mexican Pesos and US Dollars

Type of Derivative	Purpose of Hedging, Negotiation or Others	Notional Amount		Value of Underlying Asset Variable of Reference		Fair Value		Maturity Amounts per year	Collateral / Lines of Credit (*)
		Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	Current Quarter	Previous Quarter

Exchange Rate Hedges (Principal and interests)
		USD	USD	TIIE	TIIE	MXN	MXN	(1)
Cross Currency Swap	Hedging	3,411,266	3,964,024	4.9150	4.9150	6,860,543	11,387,622
				EXCHANGE RATE	EXCHANGE RATE
				12.4640	13.0587
Subtotal		3,411,266	3,964,024			6,860,543	11,387,622

		USD	USD	EXCHANGE RATE	EXCHANGE RATE			(2)
Forwards	Hedging	362,500	245,000	12.4640	13.0587	(104,068)	(119,719)

Total		3,773,766	4,209,024			6,756,475	11,267,903

		YEN	YEN	TIIE	TIIE			(3)
Cross Currency Swap	Hedging	19,891,200	19,891,200	4.9150	4.9150	660,762	837,927
				EXCHANGE RATE	EXCHANGE RATE
				0.1335	0.1404

Exchange Rate Hedging (Interests only)
		USD	USD	TIIE	TIIE			(4)
Cross Currency Coupon Swap	Hedging	50,000	50,000	4.9150	4.9150	(139)	(390)
				EXCHANGE RATE	EXCHANGE RATE
				12.4640	13.0587

Interest Rate Hedges (floating rate to fixed rate)
		MXN	MXN	TIIE	TIIE	MXN	MXN	(5)
Interest Rate Swap	Hedging	16,649,250	23,752,125	4.9150	4.9150	(1,044,980)	(728,800)

					TOTAL	6,372,118	11,376,640

  (*) Of our hedge agreements, 60% of the total hedge amount include margin calls when the market value exceeds the amounts of the lines of credit that we have for the amount of USD $ 345 million.

  (1) These swaps, hedge the debt position in US dollars, with the obligation of paying floating rate in Mexican pesos at an average of TIIE less a specified margin and with an average life of 3 years.

  (2) This forward position mainly hedges debt service flows in US dollars with maturity in 2010.

  (3) This swap, hedge debt position in Yens with the obligation of paying in Mexican pesos $ 2,000 million (equivalent to USD $ 213 million) at a floating rate and mature on February 2014.

  (4) These swaps hedge the interest payment of debt in US dollars, with the obligation of paying floating rate in Mexican pesos at an average of TIIE less a margin and with maturities up to november 2010.

  (5) These agreements hedge debt position in Mexican pesos at a floating rate, fixing it at an average of 8.48% and with an average life of 6 years.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

GENERAL INFORMATION

Consolidated

Final printing

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ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL: INTERNET PAGE:	TELEFONOS DE MEXICO, S.A.B. DE C.V. PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 12 12 www.telmex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TME 840315KT6 PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F.

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD LIC. CARLOS SLIM DOMIT AV. SAN FERNANDO No.649, COL. PEÑA POBRE 14060 MEXICO, D.F. 53 25 98 01 55 73 31 77 slimc@sanborns.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER LIC. HECTOR SLIM SEADE PARQUE VIA 190 - 10TH. FLOOR OFFICE 1004, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 15 86 55 45 55 50 hslim@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF FINANCIAL OFFICER CHIEF FINANCIAL OFFICER ING. ADOLFO CEREZO PEREZ PARQUE VIA 190 - 10TH. FLOOR OFFICE 1016, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 57 80 52 55 15 76 acerezo@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF CORPORATE INFORMATION DELEGATE

COMPTROLLER

LIC. ROLANDO REYNIER VALDES

PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 92 92

57 05 62 31

rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF BUYBACK INFORMATION DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	IN-HOUSE LEGAL COUNSEL LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF FINANCIAL INFORMATION DELEGATE

COMPTROLLER

LIC. ROLANDO REYNIER VALDES

PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 92 92

57 05 62 31

rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF MATERIAL FACTS DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

INVESTOR INFORMATION RESPONSIBLE

INVESTORS RELATIONS MANAGER

LIC. ANNA DOMINGUEZ GONZALEZ

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

ri@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	SECRETARY OF THE BOARD OF DIRECTORS LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	PAYMENT RESPONSIBLE COMPTROLLER LIC. ROLANDO REYNIER VALDES PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 92 92 57 05 62 31 rreynier@telmex.com

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

BOARD OF DIRECTORS

Consolidated

Final printing

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POSITION	NAME

CHAIRMAN OF THE BOARD	LIC.	CARLOS	SLIM	DOMIT

CO-CHAIRMAN	ING.	JAIME	CHICO	PARDO
VICE CHAIRMAN (INDEPENDENT)	C.P.	JUAN ANTONIO	PEREZ	SIMON

BOARD PROPIETORS (INDEPENDENT)	ING.	ANTONIO	COSIO	ARIÑO
BOARD PROPIETORS (INDEPENDENT)	DRA.	AMPARO	ESPINOSA	RUGARCIA
BOARD PROPIETORS (INDEPENDENT)	ING.	ELMER	FRANCO	MACIAS
BOARD PROPIETORS (INDEPENDENT)	LIC.	ANGEL	LOSADA	MORENO
BOARD PROPIETORS (INDEPENDENT)	LIC.	JOSE	KURI	HARFUSH
BOARD PROPIETORS	LIC.	MARCO ANTONIO	SLIM	DOMIT
BOARD PROPIETORS (INDEPENDENT)	SR.	MICHAEL	J.	VIOLA
BOARD PROPIETORS	LIC.	HECTOR	SLIM	SEADE
BOARD PROPIETORS (INDEPENDENT)	SR.	LARRY	I.	BOYLE
BOARD PROPIETORS (INDEPENDENT)	C.P.	RAFAEL	KALACH	MIZRAHI
BOARD PROPIETORS (INDEPENDENT)	LIC	RICARDO	MARTIN	BRINGAS

BOARD ALTERNATES	LIC.	PATRICK	SLIM	DOMIT
BOARD ALTERNATES	C.P.	JOSÉ HUMBERTO	GUTIERREZ-OLVERA	ZUBIZARRETA
BOARD ALTERNATES (INDEPENDENT)	LIC.	JORGE C.	ESTEVE	RECOLONS
BOARD ALTERNATES (INDEPENDENT)	ING.	ANTONIO	COSIO	PANDO
BOARD ALTERNATES (INDEPENDENT)	SR.	EDUARDO	TRICIO	HARO
BOARD ALTERNATES (INDEPENDENT)	ING.	MARCOS	FRANCO	HERNAIZ
BOARD ALTERNATES (INDEPENDENT)	LIC.	JAIME	ALVERDE	GOYA
BOARD ALTERNATES	LIC.	EDUARDO	VALDES	ACRA
BOARD ALTERNATES	SR.	JORGE A.	CHAPA	SALAZAR

SECRETARY OF THE BOARD OF DIRECTORS	LIC.	SERGIO	MEDINA	NORIEGA

ASSISTANT SECRETARY	LIC.	RAFAEL	ROBLES	MIAJA

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2010.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: TELÉFONOS DE MÉXICO, S.A.B. DE C.V. - FIRST QUARTER 2010.